January 30, 2008

Mail Stop 4561

Mr. Stan A. Askren
Chief Executive Officer
HNI Corporation
408 East Second Street
Post Office Box 1109
Muscatine, IA 52761-0071

>   **Re: HNI Corporation**
>   **Definitive 14A**
>   **Filed on March 23, 2007**
>   **File Number 001-14225**

Dear Mr. Askren:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Jeffrey D. Lorenger *(via facsimile)*